Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 24, 2015

Disclaimer Legal notice NO OFFER OR SOLICITATION This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com (mailto:investor.relations@ahold.com) or by calling +31 88 659 5213 , and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com (mailto:Investor@delhaizegroup.com) or by calling +32 2 412 2151 . FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated; I agree Submit

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/) Bringing together trusted, local brands to create an even better place to shop Press conference replay (/en/about/analyst-call-press-conference/) Ahold and Delhaize announce intention to merge Leading international food retailers Delhaize Group (Delhaize) and Royal Ahold N.V. (Ahold) today announced that they have entered into an agreement to merge. The combined company, which will be named Ahold Delhaize, will have a portfolio of strong, trusted local brands with more than 375,000 associates serving more than 50 million customers every week in the United States and Europe. The company will have enhanced scale across regions, market-leading retail offerings to serve customers’ changing needs, and a strong financial profile from which to fund innovation and investments in future growth. Ahold Delhaize will capitalize on the strong heritage and values of both companies, as well as complementary cultures, neighboring geographies, and the impact of combining successful sustainability programs. Further details on the combination (/en/about/highlights-rationale/) Leadership interviews Frans Muller, President & Chief Executive Officer of Delhaize Group, and Dick Boer, President & Chief Executive Officer of Royal Ahold Royal Ahold Ahold is an international retailing group based in the Netherlands and active in the United States and Europe. More about Royal Ahold (/en/about/royal-ahold/) Delhaize Group Delhaize Group is a Belgian international food retailer present in seven countries on three continents. More about Delhaize Group (/en/about/delhaize-group/)

Ahold Delhaize
Heritage and future

Documents

Press releases

Ahold and Delhaize announce intention to merge
(/en/news-and-media/press-releases/ahold-and-delhaize-announce-intention-to-merge/)
24/06/2015 | PDF 123KB

Ahold et Delhaize annoncent leur intention de fusionner
(/en/news-and-media/press-releases/ahold-et-delhaize-annoncent-leur-intention-de-fusionner/)
24/06/2015 | PDF 64KB

Ahold en Delhaize kondigen fusievoornemen aan
(/en/news-and-media/press-releases/ahold-en-delhaize-kondigen-fusievoornemen-aan/)
24/06/2015 | PDF 125KB

Other downloads

Infographic: Ahold Delhaize
(/en/news-and-media/downloads/infographic-ahold-delhaize/)
24/06/2015 | PDF 819KB

Analyst presentation slides
(/en/news-and-media/downloads/analyst-presentation-slides/)
24/06/2015 | PDF 2288KB

Factsheet
(/en/news-and-media/downloads/factsheet/)
24/06/2015 | PDF 166KB

Analyst call

A conference call took place on Wednesday, June 24, 2015, 09.00 CEST to discuss the announcement.

Webcast replay details (/en/about/analyst-call-press-conference/)

Press conference

A press conference took place on Wednesday, June 24, 2015, at 12.00 CEST at the Business Faculty Brussels, St. Lendriksborre 6 Font Saint Landry, 1120 Brussels.

Webcast replay details (/en/about/analyst-call-press-conference/)

Downloads


FOOD

(/en/news-and-media/downloads/infographic-ahold-delhaize/)

Infographic: Ahold Delhaize (/en/news-and-media/downloads/infographic ahold-delhaize/)
24/06/2015 | PDF 819KB


FAST FACTS
Ahold
DELHAIZE GROUP
Corporate Overview
Corporate Overview

(/en/news-and-media/downloads/factsheet/)

Factsheet (/en/news-and-media/downloads/factsheet/)
24/06/2015 | PDF 166KB

Contacts

Royal Ahold

Investor Relations contact

Henk Jan ten Brinke
+31 88 659 5213
(mailto:)

Media contact

Tim van der Zanden
+31 88 659 5134
(mailto:)

Delhaize Group

Investor Relations contact

Frederic van Daele / Aurélie Bultynck
+32 2 412 2151
(mailto:)

Media contact

Nicolas Van Hoecke
+32 2 412 8669
(mailto:)

© 2015

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/) Highlights & Rationale (/en/about/highlights-rationale/) Royal Ahold (/en/about/royal-ahold/) Delhaize Group (/en/about/delhaize-group/) Analyst call & press conference (/en/about/analyst-call-press-conference/)  Leadership interviews Dick Boer, President & Chief Executive Officer of Royal Ahold, and Frans Muller, President & Chief Executive Officer of Delhaize Group  Highlights & Rationale Ahold and Delhaize announce intention to merge Ahold and Delhaize announce this morning their intention to combine their businesses through a merger of equals The merger will create a complementary base of more than 6,500 stores with 375,000 associates, characterized by trusted brands with strong local identities The combination, Ahold Delhaize, will be able to serve over 50 million customers per week in the United States and in Europe Ahold Delhaize will accelerate innovation, bringing together both companies’ expertise to deliver increased value and choice for customers across its supermarket formats and online platforms The combination will bring together banners offering associates even better places to work, built on similar values and heritage Mats Jansson, Chairman of Delhaize Group, will become Chairman of Ahold Delhaize. Jan Hommen, Chairman of Royal Ahold, and Jacques de Vaucleroy, Delhaize Group Director, will become Vice Chairmen of Ahold Delhaize Dick Boer, Chief Executive Officer of Royal Ahold, will become Chief Executive Officer. Frans Muller, Chief Executive Officer of Delhaize Group, will become Deputy Chief Executive Officer and Chief Integration Officer The transaction will create significant value, with anticipated run-rate synergies of €500 million per year to be fully realized in the third year after completion Both companies are highly cash generative which will allow Ahold Delhaize to invest in future growth and deliver attractive returns to shareholders Ahold and Delhaize businesses reported aggregated net sales of €54.1 billion, adjusted EBITDA of €3.5 billion, net income from continued operations of €1.0 billion and free cash flow of €1.8 billion in 2014 Ahold will terminate its ongoing share buyback program; €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction At completion, Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Ahold shareholders will own c. 61% of the combined company’s equity and Delhaize shareholders will own c. 39% of the combined company’s equity The transaction is expected to be completed mid-2016, following regulatory clearances, associated consultation procedures and shareholder approval The Executive Committee and Board of Directors of Delhaize as well as Management and Supervisory Boards of Ahold unanimously support and recommend the transaction Leading international food retailers Delhaize Group (Delhaize) and Royal Ahold N.V. (Ahold) today announced that they have entered into an agreement to merge. The combined company, which will be named Ahold Delhaize, will have a portfolio of strong, trusted local brands with more than 375,000 associates serving more than 50 million customers every week in the United States and Europe. The company will have enhanced scale across regions, market-leading retail offerings to serve customers’ changing needs, and a strong financial profile from which to fund innovation and investments in future growth. Ahold Delhaize will capitalize on the strong heritage and values of both companies, as well as complementary cultures, neighboring geographies, and the impact of combining successful sustainability programs.

Jan Hommen, Chairman of Ahold, and Mats Jansson, Chairman of Delhaize, said: “This is a true merger of equals, combining two highly complementary businesses to create a world-leading food retailer. The transaction delivers a compelling value proposition for our shareholders, a superior offering for our customers and attractive opportunities for our associates.” Frans Muller, CEO of Delhaize, said: “We believe that the proposed merger of Ahold and Delhaize will create significant value for all our stakeholders. Supported by our talented and committed associates, Ahold Delhaize aims to increase relevance in its local communities by improving the value proposition for its customers through assortment innovation and merchandising, a better shopping experience both in stores and online, investments in value, and new store growth. We look forward to working closely with the Ahold team to implement a smooth integration process and realize the targeted synergies.” Dick Boer, CEO of Ahold, said: “The proposed merger with Delhaize is an exciting opportunity to create an even stronger and more innovative retail leader for our customers, associates and shareholders worldwide. With extraordinary reach, diverse products and formats, and great people, we are bringing together two world-class organizations to deliver even more for the communities we serve. Our companies share common values, proud histories rooted in family entrepreneurship, and businesses that complement each other well. We look forward to working together to reach new levels of service and success.” Key terms of the merger The merger will take place through a cross-border legal merger of Delhaize into Ahold Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share Ahold will terminate its ongoing share buyback program; €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction Ahold Delhaize will be listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange Delhaize’s ADS program will be terminated at completion and Delhaize ADS holders will have the choice to receive either Ahold ADRs under the current Ahold OTC ADRs program or Ahold Delhaize ordinary shares Pending shareholder approvals and regulatory clearance, as well as other customary conditions, the deal is expected to complete mid-2016 Clear benefits for customers, associates, and shareholders The merger of Ahold and Delhaize will bring significant benefits and long-term value to customers, associates and shareholders: A complementary base of more than 6,500 stores characterized by trusted brands with strong local identities, and a shared focus on customers and communities Strong, trusted local brands in complementary regions will enable Ahold Delhaize to better compete in its key regions and strengthen its overall market position. The combination enhances scale, allowing for more investment in innovation and meeting evolving customer needs. Superior customer offering with enhanced choices in products, services and shopping anytime, anywhere Ahold Delhaize’s brands will be able to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs. From providing a broader selection in own brand products to having a wider range of store formats, customers will have more and easier ways to shop, whether they are visiting stores, or shopping online with pick-up points and home delivery, both in food and non-food. Offering an even better place to work, built on similar values and heritage Both companies share similar values and heritage of family entrepreneurship. With an employee base of talented, committed associates, Ahold Delhaize will bring together the best of the cultures and business practices of its banners across a larger and more diverse company. Ahold Delhaize will make its banners even more attractive places to work, offering even more diverse and compelling career development opportunities. Increases the impact of social responsibility and sustainability programs The combined company will be able to further strengthen the focus on social responsibility and sustainability programs, and provide customers with healthy choices by using their combined scale, skills, experience and values to drive innovation, increasing their positive impact on local communities. Bringing together two financially strong businesses Strong cash flow generation will provide the combined company with an enhanced capability to invest in future growth and deliver attractive returns to shareholders. The companies generated aggregated free cash flow of €1.8 billion in 2014. Ahold Delhaize is committed to an investment grade credit rating. The combined company is currently expected to adopt a dividend policy with a pay-out ratio of 40-50% of adjusted net income. Significant value creation potential for shareholders The transaction is expected to be accretive to earnings in the first full year after completion, with anticipated run-rate synergies of €500 million per annum to be fully realized in the third year after completion. One-off costs of €350 million will be required to achieve synergies. Download the full press release (/en/news-and-media/press-releases/ahold-and-delhaize-announce-intention-to-merge/) These figures are an aggregation of the reported data of Ahold and Delhaize without any pro forma adjustments. They exclude joint ventures in Portugal and Indonesia.  Analyst call and press

Infographic


FOOD

Bringing together trusted, local brands to create an even better place to shop

Download infographic (/en/news-and-media/downloads/infographic-ahold-delhaize/)

conference

An analyst call will take place on Wednesday 24 June, 2015, 09:00am CEST, followed by a press conference at 12:00pm CEST.

Full details (/en/about/analyst-call-press-conference/)

Contacts

Royal Ahold

Investor Relations contact

Henk Jan ten Brinke
+31 88 659 5213
(mailto:)

Media contact

Tim van der Zanden
+31 88 659 5134
(mailto:)

Delhaize Group

Investor Relations contact

Frederic van Daele / Aurélie Bultynck
+32 2 412 2151
(mailto:)

Media contact

Nicolas Van Hoecke
+32 2 412 8669
(mailto:)

© 2015

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/) Highlights & Rationale (/en/about/highlights-rationale/) Royal Ahold (/en/about/royal-ahold/) Delhaize Group (/en/about/delhaize-group/) Analyst call & press conference (/en/about/analyst-call-press-conference/)  Royal Ahold NET SALES 2014 €32.8bn EMPLOYEES 227,000 STORES 3,206 International retailing group, headquartered in the Netherlands, active in the Netherlands, Belgium, the United States and the Czech Republic. Ahold also holds a 49% interest in a Portuguese JV. Founded in 1887 when Albert Heijn opened the first store in Oostzaan Operates over 3,200 supermarkets, convenience stores, drugstores and wine and liquor stores, online food and general merchandise delivery Market-leader in the Netherlands and the fifth biggest food retailer in the United States As of 2014, Ahold employed 227,000 people and delivered net sales of €32.8 billion An AEX-listed company on Euronext Amsterdam (AH) Visit Royal Ahold’s website (http://www.ahold.com) Dick Boer President & Chief Executive Officer Dick Boer (August 31, 1957) is a Dutch national. On September 29, 2010, the Supervisory Board appointed Dick Boer Chief Executive Officer of Ahold, effective March 1, 2011. Prior to that date, Dick served as Chief Operating Officer Ahold Europe, to which he was appointed on November 6, 2006. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he became President and CEO of Ahold’s Dutch operating companies. Ahold’s shareholders appointed him to the Corporate Executive Board on May 3, 2007. Prior to joining Ahold, Dick spent more than 17 years in various retail positions for SHV Holdings in the Netherlands and abroad, and for Unigro N.V.

Dick is co-chair of The Consumer Goods Forum, a global, parity-based industry network, and vice-chairman of the executive board of The Confederation of Netherlands Industry and Employers (VNO-NCW). Education 1981 HEAO Bedrijfseconomie, Breda 1986 Executive MBA program IBO Career 1981-1998 Several retail positions at Unigro, Makro and Maxis, part of SHV Holdings 1998-2000 CEO Ahold Czech Republic 2000-2010 President and CEO Albert Heijn 2006-2007 COO, Ahold Europe 2007-2010 Member Board of Management Ahold, COO Ahold Europe 2011-to date CEO Ahold Brands albert Albert Hejin bol.com etos Contacts Royal Ahold Investor Relations contact Henk Jan ten Brinke +31 88 659 5213 (mailto:) Media contact Tim van der Zanden +31 88 659 5134 (mailto:) Delhaize Group Investor Relations contact Frederic van Daele / Aurélie Bultynck +32 2 412 2151 (mailto:) Media contact Nicolas Van Hoecke +32 2 412 8669 (mailto:) © 2015

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/) Highlights & Rationale (/en/about/highlights-rationale/) Royal Ahold (/en/about/royal-ahold/) Delhaize Group (/en/about/delhaize-group/) Analyst call & press conference (/en/about/analyst-call-press-conference/) Delhaize Group NET SALES 2014 €21.4bn EMPLOYEES* 150,000 STORES 3,402  International food retailer headquartered in Belgium, active in seven countries on three continents (Europe, North America, Asia). Founded in Belgium in 1867 by the Delhaize brothers Operates more than 3,400 stores, including directly operated stores, franchised and affiliated stores in the United States, Belgium & Luxembourg, Greece, Serbia, Romania. Delhaize Group also holds a 51% interest in Super Indo, a joint venture in Indonesia Store formats include supermarkets (and hypermarkets), convenience and speciality stores At the end of 2014, Delhaize Group employed close to 150,000 people worldwide and delivered net sales of €21.4 billion Listed on Euronext Brussels (DELB) and NYSE (DEG) *this number includes associates of Super Indo (Indonesia) Visit Delhaize Group’s website (http://www.delhaizegroup.com/)  Leadership Frans Muller President & Chief Executive Officer Frans Muller (March 30, 1961) was appointed by the Board of Directors of Delhaize Group as its President and Chief Executive Officer, effective November 8, 2013 Prior to joining Delhaize Group, Frans Muller spent more than 16 years in various Executive positions for the Metro Group including CEO positions for Eastern Europe, for Russia and for the Asia Pacific before becoming a Member of the Management Board of Metro AG as from 2006. From 2006 until 2013, Frans Muller was the Chief Executive Officer of Metro Cash & Carry. Frans Muller started his career at the KLM Royal Dutch Airlines where he spend 10 years in various marketing and sales functions before becoming Regional Sales Director, South East Asia & Australia, KLM Cargo Singapore. Frans Muller is President of the European Retail Round Table (ERRT) since May 29, 2015 and Member of the Board of Directors of the Food Marketing Institute (FMI), Arlington, VA.

Education: Economics Degree, Erasmus University Rotterdam, The Netherlands (1988) Career: 1988 – 1997 KLM ROYAL DUTCH AIRLINES 1988 – 1997 Various marketing and sales functions at KLM Royal Dutch Airlines 1997 – 2013 METRO GROUP 1997 - 1998 Assistant to the Managing Director, Makro Cash & Carry The Netherlands 1998 - 2000 Operations Director, Makro Cash & Carry The Netherlands 2000 - 2002 Managing Director, Makro Cash & Carry The Netherlands 2002 - 2005 Member of the Executive Board of Directors, METRO Cash & Carry International 2002 - 2004 Chief Operating Officer, Eastern Europe and Russia, Metro Cash & Carry International 2004 - 2005 Chief Executive Officer, Asia Pacific and Russia/Ukraine, Metro Cash & Carry International 2005 - 2008 Chief Executive Officer, METRO Group Buying 2006 - 2013 Member of the Management Board of METRO AG 2008 - 2013 Chief Executive Officer, METRO Cash & Carry 2013 - DELHAIZE GROUP 2013 - President and Chief Executive Officer Delhaize Group since November 8, 2013 Brands Contacts Royal Ahold Investor Relations contact Henk Jan ten Brinke +31 88 659 5213 (mailto:) Media contact Tim van der Zanden +31 88 659 5134 (mailto:) Delhaize Group Investor Relations contact Frederic van Daele / Aurélie Bultynck +32 2 412 2151 (mailto:) Media contact Nicolas Van Hoecke +32 2 412 8669 (mailto:) © 2015

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/) Highlights & Rationale (/en/about/highlights-rationale/) Royal Ahold (/en/about/royal-ahold/) Delhaize Group (/en/about/delhaize-group/) Analyst call & press conference (/en/about/analyst-call-press-conference/) Analyst call & press conference Analyst call A conference call took place on Wednesday, June 24, 2015 to discuss the announcement. The presentation slides are available in the Downloads section (/en/news-and-media/downloads/) A webcast replay of the call is available here: Access the webcast (http://edge.media-server.com/m/p/7tmorstp) For access to the on-demand webcast from any IOS apple or Android mobile devices: QR code Press conference A press conference took place on Wednesday, June 24, 2015 at the Business Faculty Brussels, St. Lendriksborre 6 Font Saint Landry, 1120 Brussels. A webcast replay of the press conference is available here: Access the webcast (http://edge.media-server.com/m/p/msq5s68r) For access to the on-demand webcast from any IOS apple or Android mobile devices: QR code Contacts Royal Ahold Investor Relations contact Henk Jan ten Brinke +31 88 659 5213 (mailto:) Media contact Tim van der Zanden +31 88 659 5134 (mailto:) Delhaize Group Investor Relations contact Frederic van Daele / Aurélie Bultynck +32 2 412 2151 (mailto:) Media contact Nicolas Van Hoecke +32 2 412 8669 (mailto:) © 2015

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/) Press Releases (/en/news-and-media/press-releases/) Downloads (/en/news-and-media/downloads/) Press Releases Ahold and Delhaize announce intention to merge (/en/news-and-media/press-releases/ahold-and-delhaize-announce-intention-to-merge/) 24/06/2015 PDF 123KB Ahold et Delhaize annoncent leur intention de fusionner (/en/news-and-media/press-releases/ahold-et-delhaize-annoncent-leur-intention-de-fusionner/) 24/06/2015 PDF 64KB Ahold en Delhaize kondigen fusievoornemen aan (/en/news-and-media/press-releases/ahold-en-delhaize-kondigen-fusievoornemen-aan/) 24/06/2015 PDF 125KB Contacts Royal Ahold Investor Relations contact Henk Jan ten Brinke +31 88 659 5213 (mailto:) Media contact Tim van der Zanden +31 88 659 5134 (mailto:) Delhaize Group Investor Relations contact Frederic van Daele / Aurélie Bultynck +32 2 412 2151 (mailto:) Media contact Nicolas Van Hoecke +32 2 412 8669 (mailto:) © 2015

Ahold DELHAIZE GROUP

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/)

Press Releases (/en/news-and-media/press-releases/) Downloads (/en/news-and-media/downloads/)

Downloads


FOOD

(/en/news-and-media/downloads/infographic-ahold-delhaize/)

Infographic: Ahold Delhaize (/en/news-and-media/downloads/infographic ahold-delhaize/)
24/06/2015 PDF 819KB


Ahold DELHAIZE GROUP

(/en/news-and-media/downloads/analyst-presentation-slides/)

Analyst presentation slides (/en/news-and-media/downloads/analyst-presentation-slides/)
24/06/2015 PDF 2288KB


FAST FACTS
Ahold
DELHAIZE GROUP

(/en/news-and-media/downloads/factsheet/)

Factsheet (/en/news-and-media/downloads/factsheet/)
24/06/2015 PDF 166KB


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MEAT MARKET
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Ahold company history (/en/news-and-media/downloads/ahold-company-history/)
24/06/2015 PDF 198KB


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Delhaize company history (/en/news-and-media/downloads/delhaize-company-history/)
24/06/2015 PDF 246KB



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Frans Muller (/en/news-and-media/downloads/frans-muller/)
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Frans Muller and Dick Boer (/en/news-and-media/downloads/frans-muller-and-dick-boer-1/)
24/06/2015 JPG 3025KB

Contacts

Royal Ahold

Investor Relations contact

Henk Jan ten Brinke
+31 88 659 5213
(mailto:)

Media contact

Tim van der Zanden
+31 88 659 5134
(mailto:)

Delhaize Group

Investor Relations contact

Frederic van Daele / Aurélie Bultynck
+32 2 412 2151
(mailto:)

Media contact

Nicolas Van Hoecke
+32 2 412 8669
(mailto:)

© 2015

Home (/en/home/) About (/en/about/) News and Media (/en/news-and-media/) Contacts (/en/contacts/) Contacts Royal Ahold Investor Relations contact Henk Jan ten Brinke +31 88 659 5213 Media contact Tim van der Zanden +31 88 659 5134 Delhaize Group Investor Relations contact Frederic van Daele / Aurélie Bultynck +32 2 412 2151 Media contact Nicolas Van Hoecke +32 2 412 8669 Analyst call and press conference An analyst call will take place on Wednesday 24 June, 2015, 09:00am CEST, followed by a press conference at 12:00pm CEST. Full details (/en/about/analyst-call-press-conference/) Infographic Bringing together trusted, local brands to create an even better place to shop Download infographic (/en/news-and-media/downloads/infographic-ahold-delhaize/) © 2015

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.